UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

NOVADAQ TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Ontario

(Province or other jurisdiction of incorporation or organization)

3845

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

2585 Skymark Avenue, Suite 306, Mississauga, Ontario, Canada L4W 4LS (906) 629-3822

(Address and telephone number of Registrant’s principal executive offices)

Copies to:

Aaron Fransen Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5l 1B9 (416) 869-5500	David S. Rosenthal, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3500

C T Corporation System

111 Eighth Avenue, 13th Floor, New York, New York 10011

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Exchange on Which Registered
Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐            No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐            No ☐

EXPLANATORY NOTE

Novadaq Technologies Inc. (the “Company” or the “Registrant,” sometimes referred to as “we,” “us” and “our”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the Multi-Jurisdictional Disclosure System of the Exchange Act. The Company is a “Foreign Private Issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING INFORMATION

This registration statement on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management. These statements relate to analyses and other information that are based on expectations of future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “plan”, “anticipate”, “predict”, “continue”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

Forward-looking statements include, but are not limited to, statements about:

•	our expectations with respect to the timing, progress and success of the various stages comprising our development programs;

•	our expectations with respect to existing and future collaborations and licensing transactions with third parties, and the receipt and timing of any payments from such arrangements;

•	our estimates regarding capital requirements and our expectations of receiving additional financing;

•	our expectations related to and information regarding future sales and marketing activities, SPY®, SPY Elite® and FIREFLY System sales;

•	our expectations related to placements and utilization rates, reimbursement for the SPY, SPY Elite and FIREFLY procedures;

•	our estimates regarding future revenues arising from the sales of our products;

•	our sales and marketing arrangements with LifeCell™ Corporation and Kinetic Concepts, Inc.;

•	our license and supply agreements with Intuitive Surgical®, Inc., the distribution agreement with MAQUET Cardiovascular and future potential partnerships and research and development activities; and

•

our plan to seek further regulatory clearances for additional indications, as well as our plans for development of an endoscopic version of the SPY technology, which will be marketed under the brand name PINPOINT®.

Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risks and Uncertainties” in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2011, which is filed as Exhibit 99.2 to this Registration Statement, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

The Company’s forward-looking statements contained in the exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such exhibits. In preparing this Registration Statement, the Company has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does the Company assume any obligation to update such forward-looking statements in the future, except as required by applicable laws.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto and, are incorporated by reference in this Registration Statement:

Exhibits	Documents

Annual Information

99.1	annual information form of the Company dated March 24, 2011 for the year ended December 31, 2010;

99.2	audited consolidated financial statements for the year ended December 31, 2011 and 2010 together with the notes thereto, including management’s discussion and analysis dated February 16, 2012 for the year ended December 31, 2011;

99.3	audited consolidated financial statements for the year ended December 31, 2010 and 2009 together with the notes thereto, including management’s discussion and analysis dated March 24, 2011 for the year ended December 31, 2010;

99.4	management information circular of the Company dated April 5, 2011 prepared in connection with the Company’s annual meeting of shareholders held on May 20, 2011;

99.5	report on proxies for the annual meeting of the shareholders held on May 20, 2011;

Quarterly Information

99.6	unaudited interim consolidated financial statements of the Company for the period ended March 31, 2011 together with the notes thereto, including management’s discussion and analysis for the period ended March 31, 2011 (restated);

99.7	unaudited interim condensed consolidated financial statements of the Company for the period ended June 30, 2011 together with the notes thereto, including management’s discussion and analysis for the period ended June 30, 2011 (restated);

99.8	unaudited interim condensed consolidated financial statements of the Company for the period ended September 30, 2011 together with the notes thereto, including management’s discussion and analysis for the period ended September 30, 2011 (restated)

99.9	unaudited interim consolidated financial statements of the Company for the period ended March 31, 2011 together with the notes thereto, including management’s discussion and analysis for the period ended March 31, 2011;

99.10	unaudited interim condensed consolidated financial statements of the Company for the period ended June 30, 2011 together with the notes thereto, including management’s discussion and analysis for the period ended June 30, 2011;

99.11	unaudited interim condensed consolidated financial statements of the Company for the period ended September 30, 2011 together with the notes thereto, including management’s discussion and analysis for the period ended September 30, 2011;

Material Change Reports

99.12	material change report dated March 24, 2011 announcing that Novadaq closed its previously announced private placement financing of 4,731,864 units, consisting of 4.731,864 common shares and 2,129,339 warrants, at a price of $3.17 per unit for aggregate proceeds of $15,000,000;

99.13	material change report dated November 29, 2011 announcing that the Company has signed exclusive multiyear sales and marketing agreements with KCI Medical Resources Ltd, KCI US Inc., LifeCell Corporation and LifeCell Medical Resources Limited for the commercialization of Novadaq’s Spy System in additional surgical and wound care applications;

99.14	material change report dated January 1, 2012 announcing that the Company has signed an exclusive distribution agreement, together with its US subsidiary, Novadaq Corp. with Maquet Cardiovascular LLC, for the promotion, sale and delivery of its products throughout the United States;

News Releases

99.15	news release dated January 4, 2011 announcing that Novadaq will present at January investor conferences;

99.16	news release dated February 2, 2011 announcing that Novadaq completed its purchase of TMR Business from PLC Systems;

99.17	news release dated March 18, 2011 announcing that Novadaq entered into a subscription agreement pursuant to which it will initiate a private placement offering of units;

99.18	news release dated March 21, 2011 announcing that Novadaq will release fiscal 2010 year-end and Q4-10 financial results on March 28;

99.19	news release dated March 22, 2011 announcing that Novadaq will present at the 10th Annual Needham Healthcare Conference;

99.20	news release dated March 25, 2011 announcing that Novadaq has completed the private placement offering of units;

99.21	news release dated March 28, 2011 announcing that Novadaq reported fiscal 2010 full-year and fourth quarter financial results;

99.22	news release dated April 29, 2011 announcing that Novadaq will release fiscal Q1-11 financial results on May 12;

99.23	news release dated May 11, 2011 announcing notice of the annual and special shareholder meeting;

99.24	news release dated May 18, 2011 announcing that Novadaq will present at BioFinance 2011;

99.25	news release dated May 18, 2011 announcing that Novadaq has appointed David C. Martin Vice President, Business Development and Investor Relations;

99.26	news release dated May 24, 2011 announcing that Novadaq has appointed G. Steven Burrill to its Board of Directors;

99.27	news release dated July 25, 2011 announcing that Novadaq will release Q2-2011 financial results on August 4;

99.28	news release dated August 4, 2011 announcing that Novadaq reported its Second Quarter 2011 financial results;

99.29	news release dated August 29, 2011 announcing that Novadaq will present at September investor healthcare conferences;

99.30	news release dated October 6, 2011 announcing that Novadaq has sent 165 system shipments during Third Quarter 2011;

99.31	news release dated October 24, 2011 announcing that Novadaq will release Q3-2011 financial results on November 4;

99.32	news release dated November 1, 2011 announcing that Novadaq will present at November investor healthcare conferences;

99.33	news release dated November 4, 2011 announcing that Novadaq reported Third Quarter 2011 financial results;

99.34	news release dated November 30, 2011 announcing that Novadaq and KCI signed commercialization agreements for the SPY system;

99.35	news release dated December 1, 2011 announcing that Novadaq will present at the Canaccord Genuity 6th Annual Medical Device Conference;

99.36	news release dated December 22, 2011 announcing that Novadaq will present at the 14th Annual Needham Growth Conference;

99.37	news release dated January 3, 2012 announcing that Novadaq named MAQUET Cardiovascular the exclusive U.S. distributor of CO2 heart laser products;

99.38	news release dated February 2, 2012 announcing that Novadaq will release fiscal 2011 year-end and Q4-2011 financial results on February 16; and

99.39	news release dated February 16, 2012 announcing that Novadaq reported fiscal 2011 full-year and fourth quarter financial results;

Other Material Documents Filed with Canadian Securities Regulators

99.40	Marketing and Sales Distribution Alliance Agreement made and entered into as of November 29, 2011 by and between LifeCell Medical Resources Limited and Novadaq;

99.41	Marketing and Sales Distribution Alliance Agreement made and entered into as of November 29, 2011 by and between LifeCell Corporation and Novadaq;

99.42	Marketing and Sales Distribution Alliance Agreement made and entered into as of November 29, 2011 by and between KCI USA, Inc. and Novadaq;

99.43	Marketing and Sales Distribution Alliance Agreement made and entered into as of November 29, 2011 by and between KCI Medical Resources Ltd. and Novadaq;

99.44	Distribution Agreement made on November 10, 2011 to take effect on January 1, 2012 by and between Novadaq Corp and Novadaq; and

Consents

99.45	Consent of Ernst & Young LLP.

DESCRIPTION OF THE SECURITIES

The authorized share capital of the Registrant consists of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in one or more series, without par value. As at February 22, 2012, 32,794,761 common shares and no preferred shares were issued and outstanding.

The holders of common shares shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Registrant (except where the holders of a specified class or series of shares are entitled to vote separately as a class or series as provided in the Canada Business Corporations Act) and each common share shall confer the right to one (1) vote in person or by proxy at all meetings of shareholders of the Registrant.

Subject to the prior rights of the holders of preferred shares, the holders of common shares shall be entitled to receive and the Registrant shall pay thereon, as and when declared by the board of directors of the Registrant out of moneys properly applicable to the payment of dividends, such dividends as the board of directors of the Registrant may from time to time declare, in their absolute discretion.

Subject to the prior rights of the holders of the preferred shares, in the event of the liquidation, dissolution or winding up of the Registrant, whether voluntary or involuntary, the holders of the common shares shall be entitled to receive the remaining property of the Registrant.

The common shares carry no pre-emptive or conversion rights.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant’s consolidated statements of financial position as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and 2010 were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Registrant’s restated unaudited interim condensed consolidated financial statements as at and for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011 were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the IASB. Prior to fiscal periods commencing January 1, 2011, the Registrant prepared its financial statements which are filed with this Registration Statement in accordance with previous Canadian Generally Accepted Accounting Principles. All financial statements are subject to Canadian auditing standards and may not be comparable to financial statements of United States companies. In accordance with the United States Securities Exchange Commission (the “SEC”) rules, companies that prepare their financial statements in accordance with IFRS as issued by the IASB are permitted to file such financial statements with the SEC without including a reconciliation to U.S. generally accepted accounting principles, and therefore no such reconciliation has been prepared or provided.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

As a foreign private issuer under the Securities Exchange Act of 1934, the Company is permitted under Nasdaq Marketplace Rule 5615(a)(3) to follow its home country practice in lieu of certain Nasdaq corporate governance standards. In order to claim such exemption, the Company must disclose the Nasdaq corporate governance standards that it does not follow and describe the home country practice that it follows in lieu of such standards. Except as set forth below, the Company is in compliance with Nasdaq corporate governance standards:

Nasdaq Marketplace Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33 1/3% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its bylaws. The Company follows applicable Canadian laws with respect to quorum requirements. The Company’s quorum requirement is set forth in its by-laws, which provide that a quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy representing 20% of the outstanding common shares entitled to vote at the meeting.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2011 information with respect to the Registrant’s known contractual obligations.

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$5,218,000	—	$5,218,000	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$870,000	$398,000	$472,000	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under the GAAP of the primary financial statements	$1,049,000	$511,000	$538,000	—	—

Total	$7,137,000	$909,000	$6,228,000	—	—

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Registration Statement on Form 40-F.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVADAQ TECHNOLOGIES INC.

By:	/s/ Arun Menawat

Name:	Arun Menawat
Title:	President and Chief Executive Officer

Dated February 29, 2012